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                                                                Exhibit 3.i(l)

                                    RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                           IMC INORGANIC CHEMICALS INC

         FIRST: The name of the corporation is IMC Inorganic Chemicals Inc.


         SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange St. Wilmington, DE 19801, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

         THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

         FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 1,000 shares of common stock with $1.00 par value.

         FIFTH: In furtherance and not in limitation of the powers conferred by the statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation subject to any specific limitation on such power in any Bylaws adopted by the stockholders. Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

         SIXTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the directors duty of loyalty to the Corporation or its stockholder (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of Delaware or
(iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting personal liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

         SEVENTH: Each person who is or was a director or officer of the Corporation, and each person who serves or served at the request of the Corporation as a director or officer of another enterprise shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of Delaware as it may be in effect from time to time.


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         EIGHTH: The Corporation reserved the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by the statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.






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